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03 JUL 24 7:21


03024777

July 22, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 5th Street NW
Washington, DC 20549

SUPPL

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two copies of an announcement released to the London Stock Exchange on July 16, 2003 and a corresponding transmittal letter.

Please acknowledge your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: 
Steven Anthony Behar
Authorized Representative

Enclosures

dlw 7/24

03 JUL 2[illegible] [illegible] 7:21

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

16 July 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully



pp. PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

MARKS & SPENCER

press release

Issued: Wednesday 16 July 2003

MARKS & SPENCER QUARTER 1 TRADING STATEMENT

UK Trading

UK sales (inc. VAT) for the 15 weeks ended 12th July were:

	15 weeks to 12th July % on last year	Like-for-like*
Clothing, Footwear and Gifts	+3.9%	
Home (see Appendix)	-1.4%	
General	+3.4%	+2.8%
Food	+8.1%	+5.1%
Total	+5.4%	+3.8%

** Like-for-like sales exclude the contribution from new, closed or redeveloped stores.*

The timing of Easter and the associated promotional activity contributed 1.2% to General and 1.5% to Food.

Clothing performance was driven by a 3% increase in volumes. The balance of the increase reflected customers trading up, partly offset by marginal price deflation. Approximately 10% less stock than last year will be reduced during the Summer Sale, which started on 3rd July.

Home sales were impacted by the relative underperformance of furniture, due to lower promotional activity and the strong comparatives for the Jubilee weekend event last year.

More...

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

Food performance was ahead of the market, through progress of like-for-like sales and the increasing contribution from the roll-out of new Simply Food space. Food inflation for the quarter was approximately 1.5%.

Commenting on the Trading Statement, Roger Holmes, Chief Executive said:

"We had a satisfactory first quarter in which we saw an improvement in Clothing performance, particularly in June, with good Food sales throughout the period.

"Sales progress has been made in adult clothing, particularly in per una which is now in its second year, together with improved performance in women's and men's formalwear. Childrenswear continues to underperform although we have seen some signs of progress. As planned, tighter stock commitments have delivered a reduction in the clothing stock going into the Summer Sale.

"The performance of Home reflects our plans to be less promotionally driven, particularly in furniture, to build the right foundation for the long-term profitable growth of this business.

"Food continues to outperform the market through the on-going development of high quality, innovative products that continue to tempt our customers, together with the strong performance of Simply Food stores which are now opening at the rate of one a week."

Appendix

Home is an important avenue of future growth and gifts are an integral part of the Home offer. For this reason, from Quarter 2, sales of Home gifts will be reported within Home. Reflecting this reclassification for Quarter 1, Clothing and Footwear performance (excluding Gifts) was +3.7%, with Home (including Gifts) at +1.4%.

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For reference, last year's quarterly performance has been noted below, with sales as originally reported shown in table 1 and performance with gifts incorporated into Home shown in table 2.

Table 1 : Sales (inc. VAT), as previously reported

	% on last year					
	14 weeks to 6th July 2002	12 weeks to 28th Sept. 2002	Half-year 2002/03	15 weeks to 11th Jan. 2003	11 weeks to 29th March 2003	Full-year 2002/03
Clothing, Footwear and Gifts	14.8	13.8	14.4	9.8	-0.3	10.0
Home (exc. Gifts)	5.9	15.1	10.0	5.0	9.3	8.0
General	14.0	13.9	14.0	9.4	0.6	9.8

Table 2 : Sales (inc. VAT), with Home Gifts included within Home

	% on last year					
	14 weeks to 6th July 2002	12 weeks to 28th Sept. 2002	Half-year 2002/03	15 weeks to 11th Jan. 2003	11 weeks to 29th March 2003	Full-year 2002/03
Clothing and Footwear	14.7	13.7	14.2	9.5	-0.4	9.7
Home (inc. Gifts)	8.6	15.7	11.8	9.1	8.6	10.1
General	14.0	13.9	14.0	9.4	0.6	9.8

More...

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:

Tony Quinlan	020 7268 4195
Sarah McGlyne	020 7268 1563

There will be a conference call for analysts, hosted by Roger Holmes, CEO and Alison Reed, CFO, at 08.30 (BST) on Wednesday 16 July. Please call +44 207 162 0194 and quote the password 'AGM'.